July 24, 2019

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road, Suite K
Corte Madera, CA 94925

       Re: RH
           Form 10-K for Fiscal Year Ended February 2, 2019
           Filed March 29, 2019
           Amendment No. 1 to Form 10-K for Fiscal Year Ended February 2, 2019 Filed May 31, 2019
           Form 10-Q for Quarterly Period Ended May 4, 2019
           Filed June 13, 2019
           File No. 1-35720

Dear Mr. Friedman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2019

Item 6. Selected Consolidated Financial Data
Other Financial and Operating Data, page 37

1. We note your calculation of EBITDA in footnote (5) on pages 40-41 contains adjustments for items other than interest, taxes, depreciation and amortization. Specifically, you also adjust for goodwill and tradename impairment and loss on extinguishment of debt. If you present a similar measure in future filings, please ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations Non-GAAP Financial Measures updated
      April 4, 2018. Similar changes should be made to your earnings release. Gary Friedman
FirstName LastNameGary Friedman
RH
Comapany NameRH
July 24, 2019
July 24, 2019 Page 2
Page 2
FirstName LastName
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
General, page 42

2. We reference your risk factor disclosure on page 14 regarding the 25% increase in tariffs on merchandise imported from China and that your sales may fall in response to price increases. We also note that 41% and 46% of your total dollar volume purchases were sourced from China in fiscal 2018 and 2017, respectively, as described in the second paragraph on page 6. When considering the requirements of Item 303(a)(3)(ii) of
         Regulation S-K., please tell us how you concluded you did not need to describe trends or uncertainties related to these tariffs that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, or any material changes in the relationship between costs and revenues. Please address your disclosures in both your Form 10-K and in your May 4,
         2019 Form 10-Q. In your response, please separately address your analysis of the 10%
         tariff that was effective as of September 24, 2018 and the 25% tariff on goods shipped on or after May 10, 2019.
Amendment No. 1 to Form 10-K for Fiscal Year Ended February 2, 2019

General

3. We note your Amendment No. 1 to Form 10-K filed May 31, 2019 includes updates to
         Item 9B in relation to your restated credit agreement and second lien credit agreement entered into on May 31, 2019. Please file an amended Form 10-K to set forth the complete text of Item 9B. Refer to Exchange Act Rule 12b-15. Additionally, we note that your amended Form 10-K did not include all of the certifications specified by Items
         601(B)(31) and (B)(32) of Regulation S-K. Please ensure that your amended Form 10-K includes all required certifications.
Form 10-Q for Quarterly Period Ended May 4, 2019

Notes to Condensed Consolidated Financial Statements
Note 1 - The Company
Revisions, page 8

4. We note your disclosure regarding the errors in your financial statements for the year ended February 3, 2018 and quarterly period ended May 4, 2019, respectively. In light of the fact that you identified multiple errors within a relatively short period of time, please tell us whether management reconsidered the adequacy of its previous conclusion regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures. As part of your response, please describe to us the deficiencies in controls that resulted in these errors. To the extent management maintains its conclusion that internal controls and disclosure controls and procedures were effective,
 Gary Friedman
RH
July 24, 2019
Page 3
      despite the errors, please tell us the basis for management's conclusion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Senior Staff Accountant, at (202) 551-3562 or
Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 with any questions.



                                                            Sincerely,
FirstName LastNameGary Friedman
                                                            Division of
Corporation Finance
Comapany NameRH
                                                            Office of Consumer
Products
July 24, 2019 Page 3
cc:       Edward Lee
FirstName LastName